Exhibit 12
SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2005	2004	2003	2002	2001

	(Dollars in millions)
Income/(Loss) Before Income Taxes	$497	$(168)	$(46)	$2,563	$2,523
Less: Equity Income	873	347	54	—	—

(Loss)/ Income Before Income Taxes and Equity Income	(376)	(515)	(100)	2,563	2,523
Add Fixed Charges:
Preference Dividends	86	34	—	—	—
Interest Expense	163	168	81	28	40
One-third of Rental Expense	37	30	30	27	24
Capitalized Interest	14	20	11	24	25

Total Fixed Charges	300	252	122	79	89
Less: Capitalized Interest	14	20	11	24	25
Less: Preference Dividends	86	34	—	—	—
Add: Amortization of Capitalized Interest	10	9	9	8	7
Add: Distributed Income of Equity Investees	647	228	32	—	—

Earnings/(Loss) Before Income Taxes and Fixed Charges (other than Capitalized Interest)	$481	$(80)	$52	$2,626	$2,594

Ratio of Earnings to Fixed Charges	1.6	(0.3)*	0.4 **	33.2	29.1

*	For the year ended December 31, 2004, earnings were insufficient to cover fixed charges by $332 million.

**	For the year ended December 31, 2003, earnings were insufficient to cover fixed charges by $70 million.
“Earnings” consist of (loss)/income before income taxes and equity income, plus fixed charges (other than capitalized interest and preference dividends), amortization of capitalized interest and distributed income of equity investee. “Fixed charges” consist of interest expense, capitalized interest, preference dividends and one-third of rentals which Schering-Plough believes to be a reasonable estimate of an interest factor on leases.